Exhibit 99.2

SECOND AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of June 28, 2012, is entered into by and between MANHATTAN MINING CO., a corporation organized and existing under the laws of Nevada, as the borrower (the “Borrower”), and WATERTON GLOBAL VALUE, L.P. by the general partner of its general partner, Cortleigh Limited, as the lender (the “Lender”).

RECITALS

A.              The Borrower and the Lender are parties to that certain Senior Secured Bridge Loan Agreement dated June 29, 2011, as amended and restated by that certain Senior Secured Gold Stream Credit Agreement dated August 26, 2011, as amended by that certain First Amendment to Credit Agreement dated May 2, 2012 (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”), whereby the Lender agreed to loan up to the aggregate amount of U.S. Ten Million Dollars ($10,000,000) to the Borrower on the terms and conditions set forth therein.

B.              The Borrower secured all of its payment and performance obligations under the Credit Agreement and the other Credit Documents by executing and delivering certain Security Documents to the Lender, as further described in the Credit Agreement and such Security Documents. The Borrower is a wholly-owned subsidiary of Royal Standard Minerals, Inc. (“RSM”), and RSM guaranteed all of the payment and performance obligations of the Borrower under the Credit Agreement and the other Credit Documents pursuant to a Guarantee dated July 15, 2011, as ratified and confirmed by that certain Confirmation RE Existing Security dated September 27, 2011 and that certain Confirmation and Ratification of Existing Security dated May 2, 2012 (as amended, modified, confirmed, ratified, supplemented or restated from time to time, the “Guarantee”). RSM secured its obligations under the Guarantee by executing and delivering certain Security Documents.

C.              The Borrower has requested that the Lender increase the Commitment Amount (defined below) available under the Credit Agreement, and the Lender is willing to increase the Commitment Amount pursuant to the terms and conditions set forth herein.

D.              The Lender and the Borrower desire to increase the Commitment Amount to a maximum of U.S. Twelve Million Dollars ($12,000,000) and to make certain additional modifications and amendments to the Credit Agreement as set forth herein. The Lender and the Borrower further desire to ratify and confirm the Credit Agreement (as so amended) and the other Credit Documents.

E.              As a condition to this Amendment, RSM has agreed to acknowledge and consent to the Amendment and to confirm, ratify and continue the Guarantee and its Security Documents.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, it is agreed as follows:

1.              Defined Terms. Capitalized terms used in this Amendment which are defined in the Credit Agreement shall have the same meanings as defined therein, unless otherwise defined herein.

2.              Agreements and Amendment to the Credit Agreement.

a)              Subject to the terms and conditions set forth herein, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Amendment and to incorporate the provisions of this Amendment into the Credit Agreement. The Credit Agreement, together with this Amendment (upon its effectiveness), shall be read together and have effect so far as practicable as though the provisions thereof and the relevant provisions hereof are contained in one document.

b)              The Credit Agreement is hereby amended by deleting the defined term “Commitment Amount” in Section 1.1 of the Credit Agreement and substituting the following therefor:

“Commitment Amount” means U.S. Twelve Million Dollars ($12,000,000).

c)              The increased amount of the Commitment Amount evidenced by this Amendment shall be available as an Advance of a Loan pursuant to the terms and conditions set forth in the Credit Agreement.

d)              The Borrower and the Lender agree that the Credit Agreement, as amended hereby, is continued, ratified, confirmed, restated and shall remain effective in accordance with its terms. The Borrower confirms and agrees that each Security Document is hereby ratified, confirmed, restated and continued, and remains in full force and effect in all respects, including with respect to the increased amount of the Commitment Amount and any Loan made in connection therewith.

e)              This Amendment and all other Instruments executed and delivered by the Borrower or any other Credit Party in connection with this Amendment are, and shall be deemed to be, “Credit Documents” for all purposes.

3.              Conditions Precedent. This Amendment shall be effective as of the date hereof upon (and only upon) satisfaction of the following conditions precedent:

a)              The Lender shall have received duly executed originals of the following in form and substance satisfactory to the Lender:

(i)              this Amendment;

(ii)              a Confirmation and Ratification of Existing Security in the form attached to this Amendment as Exhibit A, duly executed and delivered by RSM;

(iii)              an amendment and restatement of that certain Second Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interest, Financing Statements and Fixture Filing, filed in Nye County, Nevada on May 11, 2012; -2-

(iv)              an amendment and restatement of that certain Second Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interest, Financing Statements and Fixture Filing, filed in Churchill County, Nevada on May 11, 2012;

(v)              an amendment and restatement of that certain Second Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interest, Financing Statements and Fixture Filing, filed in Elko County, Nevada on May 11, 2012; and

(vi)              an Omnibus Certificate dated as of the date hereof for each Credit Party, duly executed by an officer of each Credit Party.

b)              The Borrower shall have satisfied all conditions of lending set forth in Article 6 of the Credit Agreement prior to the Advance of any Loan made available by virtue of this Amendment.

c)              The Lender shall have received a certificate for each Credit Party from (i) its jurisdiction of incorporation or organization and (ii) each other jurisdiction in which such Credit Party is registered to conduct business, confirming the due organization and good standing of such Credit Party in such jurisdiction.

d)              The Borrower shall have paid, and the Lender shall have received, a fee for the increase in the Commitment Amount in the amount of Forty Thousand Dollars ($40,000) payable in immediately available funds (the “Amendment Structuring Fee”). The Amendment Structuring Fee is earned in full as of the date hereof. No portion of the Amendment Structuring Fee is refundable to the Borrower, in whole or in part, under any circumstance.

e)              The Lender shall have received all payments of interest, costs and fees with respect to the Credit Agreement that are due and payable on or prior to the date of this Amendment.

f)              The Credit Parties shall have obtained all necessary approvals and consents of Governmental Entities and other Persons, if any, required in connection with the execution, delivery and performance of this Amendment and the other Instruments contemplated hereby and the performance of the transactions contemplated thereby, including any such approvals or consents required by Applicable Laws.

g)              Since August 26, 2011, there shall have been no change, event or occurrence that has had, or could reasonably be expected to have, a Material Adverse Effect on any Credit Party.

h)              The Lender shall have received such other Instruments, certificates, information and opinions as the Lender may reasonably request, in each case, in form and substance reasonably satisfactory to the Lender.

4.              Representations and Warranties. Borrower hereby represents and warrants to Lender as follows:

a)              Other than as disclosed in writing by the Borrower’s Chief Executive Officer to the Lender, the Borrower hereby remakes and restates each of its representations and warranties in the Credit Agreement and the other Credit Documents, effective as of the date of this Amendment, which representations and warranties are incorporated herein by reference as if fully set forth. The Borrower represents and warrants that each of the Schedules attached to the Credit Agreement is true, complete and accurate as of the date hereof, except for those changes set forth on the revised Schedules attached hereto.

b)              Borrower hereby further represents and warrants that (i) it has the corporate power and authority, and the legal right, to execute, deliver and perform this Amendment, (ii) this Amendment has been duly authorized, executed and delivered by each Credit Party, (iii) no consent or authorization of any Governmental Authority or other Person is required in connection with this Amendment, (iv) this Amendment constitutes a legal, valid and binding obligation of each Credit Party, enforceable against each Credit Party in accordance with its terms, (v) no Default or Event of Default has occurred and is continuing or will occur as a result of the consummation of the transactions contemplated hereby or as a result of the continuation of the Credit Agreement, and (vi) the Recitals set forth above are true and correct in all respects.

5.              No Waiver. The execution of this Amendment and the acceptance of all other agreements and instruments related hereto shall not be deemed to be a waiver of any Default or Event of Default under the Credit Agreement or a waiver of any breach, default or event of default under any Credit Document or other document or Instrument held by Lender, whether or not known to Lender and whether or not existing on the date of this Amendment.

6.              Miscellaneous.

a)              This Amendment is a Credit Document. The Credit Agreement as amended by this Amendment is hereby ratified, approved, confirmed, extended and continued in each and every respect, and the parties hereto agree that the Credit Agreement remains in full force and effect in accordance with its terms. Nothing contained herein shall be construed to release, terminate or act as a novation of, in whole or in part, any Credit Document or any guaranty, lien, mortgage, deed, debenture, indenture, pledge or security interest granted pursuant thereto. All references to the Credit Agreement in each of the Credit Documents and in any other document or instrument shall hereafter be deemed to refer to the Credit Agreement as amended hereby. The Credit Documents shall remain unchanged and in full force and effect, except as provided in this Amendment or in any agreement executed and delivered by the Lender in connection herewith, and the Credit Documents are hereby ratified, confirmed, extended and continued in full force and effect in all respects. This Amendment shall not be construed as a waiver or amendment of any other provision of the Credit Agreement or the other Credit Documents or for any purpose, except as expressly set forth herein, or a consent to any other, further or future action on the part of the Borrower or the other Credit Parties that would require the waiver or consent of the Lender.

b)              This Amendment shall be governed by and construed in accordance with the laws of the State of Nevada.

c)              This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. This Amendment may be validly executed and delivered by facsimile, portable document format (.pdf) or other electronic transmission, and a signature by facsimile, portable document format (.pdf) or other electronic transmission shall be as effective and binding as delivery of a manually executed original signature.

d)              The execution, delivery and effectiveness of this Amendment shall not operate or be deemed to operate as a waiver of any rights, powers or remedies of the Lender under the Credit Agreement or any other Credit Document or constitute a waiver of any provision thereof.

e)              This Amendment shall be binding upon and inure to the benefit of the Lender, the Borrower, and their respective successors and assigns permitted by the Credit Agreement.

f)              The Borrower agrees and confirms that the Lender has no fiduciary relationship with or duty to the Borrower or any other Credit Party arising out of or in connection with this Amendment or the Credit Agreement or any other agreement, arrangement, Instrument or investment, and the relationship between the Lender, on one hand, and the Borrower and the other Credit Parties, on the other hand, in connection with this Amendment and the Credit Agreement is solely that of debtor and creditor. This Amendment and the Credit Agreement do not create a joint venture or partnership among the parties hereto, and no joint venture, partnership or other fiduciary relationship or fiduciary duty exists, or shall be deemed to exist, among the Lender and the Borrower, or among the Lender and the other Credit Parties. Each of the parties acknowledges and agrees that each of the parties hereto shall have the free and unrestricted right to independently engage in and receive the full benefits of any and all business ventures of any sort whatever, whether or not competitive, directly or indirectly, with the business or activities of the Borrower, without consulting the other or inviting or allowing the other to participate therein. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture, investment, operation or opportunity of either party.

g)              The Borrower agrees and confirms that the Borrower and RSM are engaged in related businesses and are integrated to such an extent that the financial strength and flexibility of each Credit Party has a direct, tangible and immediate impact on the success of the other Credit Parties.

h)              The Borrower shall pay all reasonable costs, fees and expenses paid or incurred by the Lender incident to this Amendment, the Credit Agreement and the transactions contemplated hereby and thereby, including, without limitation, the reasonable fees and expenses of the Lender’s counsel in connection with the negotiation, preparation, delivery and execution of this Amendment and any related documents and instruments.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

BORROWER:

MANHATTAN MINING CO.

By:	/s/ Philip Gross
Name:	Philip Gross
Its:	President

LENDER:

WATERTON GLOBAL VALUE, L.P.,
BY THE GENERAL PARTNER OF ITS GENERAL
PARTNER, CORTLEIGH LIMITED

By:	/s/ Peter Poole
Name:	Peter Poole
Its:	Authorized Signatory

[Signature Page to Second Amendment to Credit Agreement]

EXHIBIT A

CONFIRMATION AND RATIFICATION OF EXISTING SECURITY

TO:	Waterton Global Value, L.P. (the “Lender”)

FROM:	Royal Standard Minerals, Inc. (the “Guarantor”)

RE:	Manhattan Mining Co. (the “Borrower”)

DATE:	_____________, 2012

WHEREAS:

A.

The Lender advanced the sum of $10,000,000.00 to the Borrower pursuant to the terms of a Senior Secured Bridge Loan Agreement dated on June 29, 2011, as amended and restated by the Lender and the Borrower pursuant to that certain Senior Secured Gold Stream Credit Agreement dated August 26, 2011, as amended by that certain First Amendment to Credit Agreement dated May 2, 2012 (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”); capitalized terms used in this Confirmation which are defined in the Credit Agreement shall have the same meanings as defined therein, unless otherwise defined herein;

B.

Pursuant to the Credit Agreement, the Guarantor executed in favour of the Lender a guarantee of, among other things, all of the debts, liabilities and obligations of the Borrower to the Lender under the Credit Agreement, which was dated July 15, 2011 (as amended, modified, supplemented, restated or confirmed from time to time, the “Guarantee”);

C.	As security for the Guarantee, the Guarantor granted in favour of the Lender the following security:

	(1)	a General Security Agreement in favour of the Lender dated July 15, 2011 charging all of the Guarantor’s present and after acquired personal property; and

	(2)	a Share Pledge Agreement in favour of the Lender dated July 15, 2011 pledging all of the Guarantor’s present and after acquired shares in the capital of the Borrower;

(collectively, as amended, modified, supplemented, extended or restated, the "Guarantor Security Documents");

D.

The Guarantee and Guarantor Security Documents were acknowledged and confirmed by the Guarantor pursuant to that certain Confirmation RE Security dated September 27, 2011 and that certain Confirmation and Ratification of Existing Security dated May 2, 2012;

E.

Pursuant to that certain Second Amendment to Credit Agreement dated as of ___________, 2012 (the “Amendment"), the Lender has agreed to increase the amount available as a Loan from $10,000,000 to $12,000,000, and the Lender and the Borrower have agreed to amend and confirm the terms of the Credit Agreement and the other Credit Documents entered into in connection therewith; and

F.

The Guarantor has agreed to acknowledge and confirm the continuing validity of the Guarantee and the Guarantor Security Documents as continuing security for the Credit Agreement, as amended by the Amendment.

AGREEMENT

NOW THEREFORE, FOR VALUE RECEIVED, THE UNDERSIGNED AGREES AND ACKNOWLEDGES AS FOLLOWS:

(b)              The Guarantor hereby acknowledges and consents to the Amendment, and in connection therewith, the Guarantor hereby confirms, ratifies and restates the Guarantee and the Guarantor Security Documents. The Guarantor hereby covenants and agrees that the Guarantee and the Guarantor Security Documents shall remain in full force and effect continually from and as of the date of execution thereof without alteration, amendment or modification whatsoever and shall extend to and secure any and all indebtedness of the Guarantor to the Lender in respect of and pursuant to the Credit Agreement, including as amended by the Amendment;

(c)              As and when requested to do so by the Lender from time to time, the Guarantor shall promptly deliver to the Lender all filings, confirmations, ratifications, amendments and other documents and certificates reasonably requested by the Lender for the purpose of confirming, maintaining, continuing, protecting or perfecting the Guarantor Security Documents, the liens and security interests granted pursuant thereto and the rights and remedies of the Lender under each Guarantor Security Document.

(d)              This Confirmation and Ratification of Existing Security is a Credit Document (as defined in the Credit Agreement) for all purposes under the Credit Agreement.

(e)              This Confirmation and Ratification of Existing Security may be validly executed and delivered by facsimile, portable document format (.pdf) or other electronic transmission, and a signature by facsimile, portable document format (.pdf) or other electronic transmission shall be as effective and binding as delivery of a manually executed original signature.

(f)              The Borrower is a wholly-owned subsidiary of the Guarantor. The Borrower and the Guarantor are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of the Borrower has a direct, tangible and immediate impact on the success of the Guarantor. The Guarantor will derive substantial direct and indirect benefit from the extension of credit to the Borrower under the Agreement. The Guarantor hereby waives any right to revoke the Guarantee, and acknowledges that this Guarantee is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future. The Guarantor knowingly waives certain rights and defenses as set forth in the Guarantee and the Guarantor Security Documents in contemplation of the benefits that it will receive.

(g)              The Guarantor agrees and confirms that the Lender has no fiduciary relationship with or duty to the Guarantor, the Borrower or any other Credit Party arising out of or in connection with the Amendment or the Credit Agreement or any other agreement, arrangement, Instrument or investment, and the relationship between the Lender, on one hand, and the Guarantor, the Borrower and the other Credit Parties, on the other hand, in connection with the Amendment and the Credit Agreement is solely that of debtor and creditor. The Amendment and the Credit Agreement do not create a joint venture or partnership among the parties hereto, and no joint venture, partnership or other fiduciary relationship or fiduciary duty exists, or shall be deemed to exist, among the Lender and the Borrower, or among the Lender and the Guarantor, or among the Lender and the other Credit Parties. The Guarantor acknowledges and agrees that the Lender shall have the free and unrestricted right to independently engage in and receive the full benefits of any and all business ventures of any sort whatever, whether or not competitive, directly or indirectly, with the business or activities of the Borrower or the Guarantor, without consulting the other or inviting or allowing the other to participate therein. The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture, investment, operation or opportunity of either party.

(h)              This Confirmation and Ratification of Existing Security is governed by and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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IN WITNESS WHEREOF this Confirmation and Ratification of Existing Security was duly executed and delivered by an authorized officer as of the date first above written.

ROYAL STANDARD MINERALS, INC.

Per: ______________________________
      Authorized Signatory

[Signature Page to Confirmation and Ratification of Existing Collateral –
Second Amendment to Credit Agreement]